UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

BUSINESS COMBINATION
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐

NEC Soft Kabushiki Kaisha
(Name of Subject Company)

NEC Soft, Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

NEC Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hiroshi Nakatogawa
18-7, Shinkiba 1-chome, Koto-ku, Tokyo 136-8627, Japan
+81-3-5534-2213

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 30, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDER

Item 1. Home Jurisdiction Documents

(a) The following document is attached as exhibit to this Form:

Exhibit Number	Description
A	English translation of Notice of Extraordinary General Meeting of Shareholders of NEC Soft, Ltd., dated March 30, 2005 concerning approval of the stock-for-stock exchange agreement between NEC Soft, Ltd. and NEC Corporation

(b) Not applicable.

Item 2. Informational Legends

     A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     The following documents are attached as exhibits to this Form:

Exhibit Number	Description
B	Press release, dated December 2, 2004 and submitted to the Tokyo Stock Exchange, Inc., concerning a notice on NEC Corporation’s tender offer and stock-for-stock exchanges for shares of NEC Soft, Ltd. and NEC System Technologies, Ltd.

C	Press release, dated January 21, 2005 and submitted to the Tokyo Stock Exchange, Inc., concerning a notice on results of NEC Corporation’s tender offer

D	Press release, dated February 28, 2005 and submitted to the Tokyo Stock Exchange, Inc., concerning a notice on entering into stock-for-stock exchange agreements

PART III — CONSENT TO SERVICE OF PROCESS

     NEC Corporation is concurrently filing with the Commission a written irrevocable consent and power of attorney on Form F-X dated March 30, 2005.

PART IV — SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By	/S/ Fujio Okada
Fujio Okada
General Manager, Legal Division
NEC Corporation

Date:	March 30, 2005